



May 10, 2016





Shareholder Assistance
and Investor Information

FIRST QUARTER REPORT
MARCH 2016

If you need assistance with a change in registration of certificates, combining your certificates into one, reporting lost certificates, non-receipt or loss of dividend checks, assistance regarding direct deposit of dividends, information about the Company, or to receive copies of financial reports, please contact Kristy Adams Alfieri, Assistant Secretary at 802.888.0982 or contact our Transfer Agent at the address and phone number listed below:

TRANSFER AGENT:
Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717
866.321.8022 or
720.378.5956
Email: shareholder@broadridge.com

NASDAQ STOCK MARKET
Ticker Symbol: UNB
Corporate Name: Union Bankshares, Inc.
Corporate Address:
20 Lower Main Street
P.O. Box 667
Morrisville, VT 05661-0667
Investor Relations: UBLOCAL.COM



to our SHAREHOLDERS

We are pleased to report our financial results for the first quarter of 2016. Net income for the quarter was $1.76 million, or $.39 cents per share, compared to $1.88 million, or $.42 cents per share the same quarter in 2015. Assets at the end of the quarter reached $640.8 million, compared with $622.5 million, as of March 31, 2015. The Company had total capital of $54.7 million, with a book value per share of $12.26 as of March 31, 2016, compared to $52.4 million and $11.75 per share at March 31, 2015.

During the first quarter of 2016, we sold $22.9 million in loans, compared to $31.3 million for the first quarter of 2015. The resulting difference in gain on sales of loans explained most of the reduction in net income year over year. Though earnings were down a bit year over year, we are encouraged by our financial results overall. The most significant predictor of our success is net interest income. Our net interest income was $5.94 million compared to $5.55 million for the first quarter of 2015, a 6.9% increase. On the basis of a strong pipeline of residential and commercial loans; strong early loan growth, and positive initial indications of improving net interest income in the current quarter, we are optimistic for positive earnings results throughout the year.

While writing our shareholder letter in conjunction with the completion of 2015, we were facing concerns about the slow initial start to our local tourism season, a steeply declining stock market, potential problems with European banks, the potential for negative interest rates, and general uncertainty about the economy. The winter weather never really improved, and as a result, our tourism season was generally unsuccessful. The pain of the season was not uniformly felt, with some businesses being wounded, while others were able to tighten their belts to see modestly successful seasons. It is our assessment that the bank will not face material losses caused by the poor winter tourism season. The stock market has seemed to regain some confidence and the talk of negative interest rates have seemed to subside. We continue to be optimistic about the local economy, though across our footprint the level of activity varies widely.

It is with sadness we share the following news. Peter M. Haslam, Sr. a retired Director of the bank and company, passed away on April 24th surrounded by his family, just shy of 88 years of age. Peter proudly served as a Director for 26 years between 1975 and 2001. We were pleased for an opportunity to share a final Happy Hour with "Pete" a few days before his passing to reminisce about days gone by at the bank. In his later years, Peter became a cheerful though vocal proponent of increasing the company's dividend. We are pleased that as things worked out, Peter was able to see another dividend increase before he passed.

To that end, please find enclosed a check or advice of deposit representing a quarterly dividend of $.28 per share, a $.01 increase compared to prior recent quarters. As a reminder, if you would like more information regarding our Dividend Reinvestment Plan or direct deposit of your dividend to your Union Bank account or to a financial institution of your choice, please contact Assistant Secretary Kristy Adams Alfieri for assistance at 802.888.0982.

We hope you will join us at our annual meeting at 3:00 pm on May 18th, at the Charlmont Restaurant & Pub meeting room in Morrisville.

Kenneth D. Gibbons
Chairman

David S. Silverman
President & Chief Executive Officer

UnionBankshares,Inc.

UnionBankshares,Inc.

About **Union Bankshares**

Union Bankshares, Inc. operates as the holding company for Union Bank, which provides commercial, retail and municipal banking services and asset management services throughout northern Vermont and New Hampshire. Union Bank was founded in 1891 in Morrisville, Vermont, where the Bank's and its holding company's headquarters are located. Union Bank operates 17 banking offices and two loan centers and several ATMs throughout its geographical footprint.

Union Bank has earned an outstanding reputation for residential lending programs and has recently been named, for the third consecutive year, the USDA RD Vermont lender of the year. Union Bank is also an SBA Preferred lender and has an outstanding Community Reinvestment Act rating.

Consolidated **Balance Sheets**

(unaudited, in thousands)

ASSETS	MARCH 31, 2016	MARCH 31, 2015
Cash and Due from Banks	$4,130	$3,973
Federal Funds Sold & Overnight Deposits	9,887	9,178
Interest Bearing Deposits in Banks	12,354	13,102
Investment Securities	62,733	63,014
Loans Held for Sale	6,725	8,257
Loans, net	513,123	493,401
Reserve for Loan Losses	(5,125)	(4,773)
Premises and Equipment, net	13,037	12,491
Other Real Estate Owned, net	—	297
Accrued Interest & Other Assets	23,960	23,547
Total Assets	**$640,824**	**$622,487**

LIABILITIES & SHAREHOLDERS' EQUITY	MARCH 31, 2016	MARCH 31, 2015
Noninterest Bearing Deposits	$101,943	$97,198
Interest Bearing Deposits	311,656	303,232
Time Deposits	145,405	146,378
Borrowed Funds	21,883	18,587
Accrued Interest & Other Liabilities	5,278	4,718
Common Stock	9,866	9,859
Additional Paid-in Capital	526	430
Retained Earnings	50,080	47,142
Accumulated Other Comprehensive Loss	(1,790)	(1,106)
Treasury Stock at Cost	(4,023)	(3,951)
Total Liabilities & Shareholders' Equity	**$640,824**	**$622,487**

Standby letters of credit were $1,624,000 and $1,790,000 at March 31, 2016 and 2015, respectively.









Consolidated **Statements of Income**

(unaudited, in thousands)

	MARCH 31, 2016	MARCH 31, 2015
	(3 months ended)	
Interest Income	$6,448	$6,117
Interest Expense	513	565
Net Interest Income	5,935	5,552
Provision for Loan Losses	75	100
Net Interest Income After Provision for Loan Losses	5,860	5,452
Trust Income	172	177
Noninterest Income	2,014	2,158
Noninterest Expenses:		
Salaries & Wages	2,458	2,323
Pension & Employee Benefits	943	734
Occupancy Expense, net	317	381
Equipment Expense	509	407
Other Expenses	1,594	1,545
Total	5,821	5,390
Income Before Taxes	2,225	2,397
Income Tax Expense	466	513
Net income	**$1,759**	**$1,884**
Earnings Per Share	**$0.39**	**$0.42**
Book Value Per Share	**$12.26**	**$11.75**

Union Bankshares, Inc.

DIRECTORS

Kenneth D. Gibbons - *Chairman*
Steven J. Bourgeois
John M. Goodrich
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet
Neil J. Van Dyke

OFFICERS

Kenneth D. Gibbons - *Chairman*
David S. Silverman - *President & CEO*
Karyn J. Hale - *Chief Financial Officer*
John H. Steel - *Secretary*
Kristy Adams Alfieri - *Assistant Secretary*
Jeffrey G. Coslett - *Vice President*

Union Bank

DIRECTORS

Kenneth D. Gibbons - *Chairman*
Steven J. Bourgeois
Dawn D. Bugbee
John M. Goodrich
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet
Neil J. Van Dyke

REGIONAL ADVISORY BOARD MEMBERS

Michael R. Barrett - *St. Johnsbury*
Joel S. Bourassa - *Northern NH*
Steven J. Bourgeois - *St. Albans*
Stanley T. Fillion - *Northern NH*
Rosemary H. Gingue - *St. Johnsbury*
John M. Goodrich, *St. Johnsbury*
Richard L. Isabelle - *St. Johnsbury*
Christopher M. Knapp - *Northern NH*
Coleen K. Kohaut - *St. Albans*
Justin P. Lavely - *St. Johnsbury*
Daniel J. Luneau - *St. Albans*
Mary K. Parent - *St. Johnsbury*
Samuel H. Ruggiano - *St. Albans*
David S. Silverman - *All*
Schuyler W. Sweet - *Northern NH*

Union Bank Offices

(ATMs at all Branch Locations)

VERMONT

Danville	421 Route 2 East	802.684.2211
Fairfax	Jct. Routes 104 & 128	802.849.2600
Hardwick	103 VT Route 15 West	802.472.8100
Jeffersonville	44 Main Street	802.644.6600
Johnson	198 Lower Main Street	802.635.6600
Lyndonville	183 Depot Street	802.626.3100
Morrisville	20 Lower Main Street	802.888.6600
	65 Northgate Plaza	802.888.6860
Newport	Loan Center	
	325 East Main Street	802.334.0750
St. Albans	15 Mapleville Depot	802.524.9000
St. Johnsbury	364 Railroad Street	802.748.3131
	325 Portland Street	802.748.3121
S. Burlington	Loan Center	
	30 Kimball Avenue	802.865.1000
Stowe	47 Park Street	802.253.6600

NEW HAMPSHIRE

Groveton	3 State Street	603.636.1611
Littleton	263 Dells Road	603.444.7136
	76 Main Street	603.444.5321
Lincoln	135 Main Street	603.745.4000
N. Woodstock	155 Main Street	603.745.2488